

March 23, 2012

<u>Via E-mail</u>
Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, WA 98004

      **Re:**     **Radiant Logistics, Inc.**
                 **Registration Statement on Form S-3**
                 **Filed March 2, 2012**
                 **File No. 333-179868**

Dear Mr. Crain:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling shareholders in the Selling Stockholders section. We note that you may not omit this information under Rule 430B(b) because you are not eligible to register resale of your securities in reliance on Instruction I.B.1 of Form S-3. We also note that your registration fee should be based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise accordingly.

<u>Selling Stockholders, page 31</u>

2. Please revise to state that the selling stockholders may be deemed underwriters.

Signatures, page 42

3.  Please revise to include another paragraph, as provided in Form S-3, that should precede the signatures of your officers and directors signing in their individual capacities.

4.  Please revise to have your principal accounting officer or controller sign the registration statement in his or her individual capacity.

Exhibit 5.1

5.  Please confirm that counsel will file an unqualified opinion at each takedown.

6.  Please have counsel delete assumption in subsection (5) in the last paragraph on page 2 of the opinion because shares being registered for resale have already been issued.

7.  Please have counsel delete the second full paragraph in section 5 of the opinion. Counsel may not attempt to limit reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc:     via E-mail
        Stephen M. Cohen, Esq.